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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Schedule TO
                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                           Lifschultz Industries, Inc.
                            (Name of Subject Company)

                           Saltwater Acquisition Corp.
                               Danaher Corporation
                         (Name of Filing Person-Offeror)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   531925 20 4
                      (CUSIP Number of Class of Securities)

                               Patrick W. Allender
                            Executive Vice President,
                      Chief Financial Officer and Secretary
                             1250 24th Street, N.W.
                             Washington, D.C. 20037
                            Telephone: (202) 828-0850
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              Mark A. Dewire, Esq.
                           Wilmer, Cutler & Pickering
                                2445 M Street, NW
                           Washington, D.C. 20037-1420
                            Telephone: (202) 663-6000

                            CALCULATION OF FILING FEE
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          Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
               $28,471,568                              $5,695

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*   Based on the offer to purchase all of the outstanding shares of common stock of Lifschultz Industries, Inc. at a purchase price of $22.80 cash per share, 1,107,835 shares issued and outstanding (not incuding an aggregate of 20,641 issued and outstanding shares held by subsidiaries of Lifschultz, which will not be tendered and will be canceled without consideration as of the effective time of the merger), and outstanding options with respect to 160,884 shares, in each case as of May 15, 2001.

[_] Check box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: None.
    Form or Registration No.: Not applicable.
    Filing Party: Not applicable.
    Date Filed: Not applicable.
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule l3d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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     This Tender Offer Statement on Schedule TO is filed by Danaher Corporation, a Delaware corporation ("Danaher"), and Saltwater Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Danaher (the "Purchaser"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Lifschultz Industries, Inc., a Delaware corporation ("Lifschultz") at $22.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2001 (the
"Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items
1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of May 15, 2001, among Lifschultz, Danaher and the Purchaser, a copy of which is attached hereto as Exhibit (d)(1), the Confidentiality Agreement, dated February 27, 2001, between Danaher and Lifschultz, a copy of which is attached hereto as Exhibit (d)(2), the Stockholders' Agreement, dated May 15, 2001, among Danaher, David K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David
A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen, a copy of which is attached hereto as Exhibit (d)(3), the Consulting Agreement, dated May 15, 2001 between James C. Triplett and Fluke Electronics Corporation, a copy of which is attached hereto as Exhibit (d)(4), the Consulting Agreement, dated May 15, 2001 between David K. Lifschultz and Fluke Electronics Corporation, a copy of which is attached hereto as Exhibit
(d)(5), the Employment Severance and Consulting Agreement, dated May 15, 2001 between J. Randall Owen and Fluke Electronics Corporation, a copy of which is attached hereto as Exhibit (d)(6), the Agreement, dated May 15, 2001 between Dennis Hunter and Fluke Electronics Corporation, a copy of which is attached hereto as Exhibit (d)(7), and the Termination Agreement, dated May 15, 2001 between James C. Triplett and Lifschultz Industries, Inc., a copy of which is attached hereto as Exhibit (d)(8), are each incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 3. Identity and Background of Filing Person.

     None of Danaher, the Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements of Certain Bidders.

         Not applicable.

Item 12. Exhibits.

(a)(1)   Offer to Purchase, dated May 22, 2001.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Text of press release issued by Danaher dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).

(a)(7) Text of press release issued by Fluke Corporation dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).

(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(9)   Form of summary advertisement dated May 22, 2001.

(d)(1) Agreement and Plan of Merger, dated May 15, 2001, among Danaher, the Purchaser and Lifschultz.

(d)(2) Confidentiality Agreement, dated February 24, 2001, between Danaher and Lifschultz.
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(d)(3)  Stockholders' Agreement, dated May 15, 2001, among Danaher, David K.
        Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen.

(d)(4) Consulting Agreement, dated May 15, 2001, between James C. Triplett and Fluke Electronics Corporation.

(d)(5) Consulting Agreement, dated May 15, 2001, between David K. Lifschultz and Fluke Electronics Corporation.

(d)(6) Employment Severance and Consulting Agreement, dated May 15, 2001, between J. Randall Owen and Fluke Electronics Corporation.

(d)(7) Agreement, dated May 15, 2001, between Dennis Hunter and Fluke Electronics Corporation.

(d)(8) Termination Agreement, dated May 15, 2001, between James C. Triplett and Lifschultz.

(g)     None.

(h)     Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2001.

                                       SALTWATER ACQUISITION CORP.



                                       By  /s/ Patrick W. Allender
                                           -------------------------------------
                                           Name: Patrick W. Allender
                                           Title: Director and Authorized Person


                                       DANAHER CORPORATION



                                       By  /s/ Patrick W. Allender
                                           -------------------------------------
                                           Name: Patrick W. Allender
                                           Title: Executive Vice President,
                                           Chief Financial Officer and Secretary
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                                  EXHIBIT INDEX

(a)(1)  Offer to Purchase, dated May 22, 2001.

(a)(2)  Form of Letter of Transmittal.

(a)(3)  Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Text of press release issued by Danaher dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).

(a)(7) Text of press release issued by Fluke Corporation dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).

(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(9)  Form of summary advertisement dated May 22, 2001.

(d)(1) Agreement and Plan of Merger, dated May 15, 2001, among Danaher, the Purchaser and Lifschultz.

(d)(2) Confidentiality Agreement, dated February 24, 2001, between Danaher and Lifschultz.

(d)(3) Stockholders' Agreement, dated May 15, 2001, among Danaher, David K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen.

(d)(4) Consulting Agreement, dated May 15, 2001, between James C. Triplett and Fluke Electronics Corporation.

(d)(5) Consulting Agreement, dated May 15, 2001, between David K. Lifschultz and Fluke Electronics Corporation.

(d)(6) Employment Severance and Consulting Agreement, dated May 15, 2001, between J. Randall Owen and Fluke Electronics Corporation.

(d)(7) Agreement, dated May 15, 2001, between Dennis Hunter and Fluke Electronics Corporation.

(d)(8) Termination Agreement, dated May 15, 2001, between James C. Triplett and Lifschultz.

(g)     None.

(h)     Not applicable.